100 Maple Park Boulevard

Suite 110

Saint Clair Shores, MI 48081

313-574-4037

info@vistulalaw.com

December 10, 2020

Via Edgar Correspondence Submission

Mr. Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Logistics Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 16, 2020
File No. 000-51142

Dear Mr. Rodriguez:

On behalf of Universal Logistics Holdings, Inc., a Michigan corporation (the “Company”), we acknowledge receipt of the letter dated December 2, 2020 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the referenced Form 10-K.

As I discussed with Mr. Robert Babula, Senior Staff Accountant, the Company requests an extension of the deadline for its response. The Company is currently required to respond to the Staff by December 16, 2020. We request that, due to time constraints associated with the end of the Company’s fiscal year, the Staff extend this date by 10 business days to December 31, 2020. If this date is not acceptable to you, please let us know; otherwise, the Company will post its response on Edgar by December 31, 2020.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at (313) 574-4037 with any questions or concerns.

Sincerely,

/s/ Edwin J. Lukas

Edwin J. Lukas

cc.	Jude M. Beres

Chief Financial Officer and Treasurer

Universal Logistics Holdings, Inc.

www.vistulalaw.com